David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.C.
Washington, D.C. 20549

November 29, 2006

We hereby reply to the following questions set out your SEC comment letter dated 10/30/2006 re: 20-F (fye 12/31/2005) in respect of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") and Form 20-F filing for the year ended 31 December 2005

Question 1

Please ensure to include the name of the independent registered public accounting firm on the audit report. We note you inadvertently did not disclose that KPMG are auditors.

The name of auditors will be included in future filings.

Question 2

We note you charge contingent rentals on operating leases to expense as incurred. Please tell us the nature of these contingent rentals.

We have disclosed our accounting policy regarding contingent rentals of operating leases in Note 2(d)(ii). As of 31 December 2005, we had not entered into operating lease contracts which charge contingent rents.

Question 3

See your disclosure in Note 2(u). For U.S. GAAP purposes, you record a liability at the outset of the operating leases for the fair value of the contractual obligation to perform overhauls. Please clarify for us whether the liability reflects all expected overhauls for the life of the lease or just the cost of the last expected overhaul. In addition, please tell us whether the liability is discounted to its present value. Please note that we believe the lease return costs should be accounted for in a manner similar to the accounting for contingent rent, that is, recognized over the remaining life of the lease in accordance with EITF Issue 98-9, “Accounting for Contingent Rent.” The objective is to recognize the expense for lease return costs as the related aircraft hours accumulate, beginning when it is probable that such costs will be incurred and they can be estimated. We believe these costs become probable and the amount can be estimated only near the end of the lease term (that is, after the aircraft has completed its last maintenance cycle prior to being returned.) Please advise how your policy complies with U.S. GAAP, or provide an adjustment in the U.S. GAAP reconciliation footnote.

In respect of aircraft held under operating leases, we have contractual obligations to maintain aircraft conditions under the lease agreements. In order to fulfill such conditions of the leases, major overhauls are required to be performed during the period of the leases and upon return of the aircraft.

In the IFRS consolidated financial statements, in respect of an aircraft held under an operating lease, the estimated cost of the next expected overhaul is accrued and charged to the income statement over the estimated period between overhauls. Difference between the estimated cost and the actual cost of overhaul is recognised in the income statement in the period when the overhaul is performed.

We have considered your comments and evaluated the requirements of AICPA Airline Guide and other accounting pronouncements. The accounting for major overhauls of' aircraft held under operating leases in our IFRS consolidated financial statements is the same as the “accrue-in-advance” method as described in the AICPA Airline Guide and consistent with the requirements described in EITF 98-9. Accordingly, there should not be any difference between IFRS and U.S. GAAP regarding accounting of major overhaul costs of aircraft held under operating leases, and Note 51(g) is not required. We will remove this note in the 2006 Form 20-F.

Should you have any queries, please do not hesitate to contact Su Liang at (8620) 8612-4738.

For and on behalf of
China Southern Airlines Company Limited

/s/ XU Jie Bo

Name: XU Jie Bo
Title: Chief Financial Officer